FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements as of March 31, 2024 – Sect. 63 BYMA listing rules and regulations – Translation of a submission from Banco BBVA Argentina S.A to the CNV dated on May 22, 2024.

Buenos Aires, May 22, 2024

Comisión Nacional de Valores (CNV)

Bolsas y Mercados Argentinos S.A. (BYMA)

Mercado Abierto Electrónico (MAE)

Subject: Financial Statements as of March 31, 2024

Art. 63 – Regulation B.C.B.A.

Dear Sirs,

Regarding Banco BBVA Argentina S.A.'s financial statements for the period ended March 31, 2024, approved by our Board of Directors on May 22, 2024, as per Minutes No. 5342, and in compliance with the terms of applicable laws, we hereby submit the following information arising from the financial statements mentioned above for the period ended on that date.

Banco BBVA Argentina S.A., Av. Córdoba 111 – Piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, CUIT Nro. 30-50000319-3, IGJ 18-09-14, N.17995, L.70, T.SA (T.O.).

On the other hand, please find below information on the number of book-entry common shares, with a face value of Ps. 1 and one voting right each, held by the Company's controlling group as of March 31, 2024.

Shares 407,785,801	% over total capital stock 66.55%

The Company does not have share-convertible debt securities and/or stock options.

The Company's controlling shareholder is Banco Bilbao Vizcaya Argentaria S.A., a company with domicile established at Plaza de San Nicolás, Number 4, 48005 Bilbao, Spain.

Yours faithfully,

Banco BBVA Argentina S.A.

Carlos H. Reinaudo

Legal Representative

Banco BBVA Argentina S.A., Av. Córdoba 111 – Piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, CUIT Nro. 30-50000319-3, IGJ 18-09-14, N.17995, L.70, T.SA (T.O.).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	May 22, 2024	By:	/s/ Carmen Morillo Arroyo
			Name:	Carmen Morillo Arroyo
			Title:	Chief Financial Officer